Fefer Petersen & Cie Attorneys at Law
Telephone 4126 684-0500	Château de Barberêche	Facsimile 4126 684-0505
Houston Voicemail/Fax	Switzerland 1783 Barberêche	New York Voicemail/Fax
(281) 596-4545	E-mail jlp@ipo-law.com	212) 401-4750

March 7, 2008

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549
Re:	Biofuels Power Corporation Form 10-SB Filed January 11, 2008 File No. 333-142921

Ladies and Gentlemen:

This office serves as special securities counsel for Biofuels Power Corporation (the “Company”). We are writing in response to your letter dated February 7, 2008, addressed to Fred O’Connor, the Chief Executive Officer of the Company, pursuant to which you provided the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s Registration Statement on Form 10-SB –referenced above. In response to the Staff’s comments, we are electronically transmitting herewith Amendment No. 1 to the Form 10-SB Registration Statement on Form 10.

Each of our responses to the Staff’s comments are set forth below.  Where applicable, our responses indicate the additions, deletions or revisions we included in the Amendment .  For your convenience, our responses are prefaced by the Staff’s comment in italicized text.  The references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amendment that we are filing today on behalf of the Company via EDGAR.

General

Comment 1.          "SB" registration statements filed on or after February 4, 2008 must comply with the requirements adopted by the Commission and published in Release No. 33-8876 (Dec. 19, 2007) entitled "Smaller Reporting Company Regulatory Relief and Simplification." Therefore, in your next amendment, please revise the registration statement cover page to reflect that you are filing a Form 10; however, you will be able to continue using the disclosure format and content based on the "SB" form until six months after the February 4, 2008 effective date. For guidance, you may wish to refer to our compliance guide, which is available on our website at: http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Response               The Issuer has amended the cover page to reflect that it is filing Amendment No. 1 to the Form 10-SB on Form 10 and understands that all future reports under the Securities Exchange Act of 1934 must be made on Forms 10-K and 10-Q, subject to the revised smaller issuer reporting regime published in Release No. 33-8876 (Dec. 19, 2007).

Comment 2.          Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(l), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

Response               The Issuer has conferred with its independent registered public accountants who have advised that barring unforeseen delays, the Issuer should be in a position to file its Form 10-K for the year ended December 31, 2007 on a timely basis and thereafter file its current, quarterly and annual reports in compliance with the requirements of the Exchange Act.

Description of Business, page 3

Comment 3.          In the "History" section, please expand your discussion of the development of the company's business during the last three years, including the following:

•	Describe Texoga Technologies Corp. and identify who controls Texoga.
•	Identify the names of the other Texoga spin-offs and their current affiliation, if any, with the company.
•	Describe how the company was appointed successor general partner of the two limited partnerships that were syndicated by Texoga.
•	Disclose the dates when the limited partnerships were formed.
•	Describe the transactions with Ml Energy Capital Securities, LLC.
•	Disclose the names of the directors and key consultants affiliated with Texoga or Safe Renewables.
•
Describe any material agreements and relationship between Texoga and its affiliates and the company, including the advances to Texoga and Safe Renewables, the supply contract with Safe Renewables, the energy management agreement, and the agreement for interconnection and parallel operation of distributed generation.

Response               The Issuer has significantly expanded the History section on pages 4 through 7 of the Amendment to address the issues identified in the first six bullet points. The Issuer has also expanded the disclosure of material agreements and relationships between Texoga, its affiliates and the Issuer in the Certain Relations and Related Transactions section on pages 32 through 34 of the Amendment.

As described in the Biodiesel Supply and Production section on page 10 of the Amendment, the contract with Safe Renewables (“SRC”) is a requirement-based supply contract that gives the Issuer the right to purchase biodiesel on specified toll-manufacturing terms, but does not obligate the Issuer to purchase any biodiesel from SRC. During the project development phase, the Issuer pre-purchased limited quantities of biodiesel from SRC on terms that it believes were comparable to terms it could have received from an unrelated party. Since the Issuer’s go-forward strategy is to purchase off-spec biodiesel from third parties in order to minimize fuel costs, the Issuer does not believe the contract with SRC is likely to have a material impact on its future operations unless there are significant increases in the market price for off-spec biodiesel or significant decreases in feedstock prices. Accordingly, the Issuer concluded that the past transactions with SRC would be more appropriately disclosed in the Certain Relations and Related Transactions section and has added appropriate disclosure on page 33 of the Amendment.

Each of the Energy Management Agreement with Fulcrum Power Services (Exhibit 10.7); the Agreement for Interconnection and Parallel Operation of Distributed Generation with CenterPoint Energy Houston Electric, LLC (exhibit 10.8); and the Agreement for Interconnection and Parallel Operation of Distributed Generation with Entergy Gulf States, Inc. – Texas (exhibit 10.9), were negotiated by Texoga in its capacity as general partner of TBP-I and TBP-II before Texoga’s general partner interest was assigned to the Issuer. Each of these agreements was a partnership asset that was assigned to the Issuer in connection with the assignment of Texoga’s general partner interests. Since Texoga has no continuing interest in any of the foregoing contracts, there is no relationship to describe. Accordingly, the Issuer has concluded that the past transactions with Texoga are more appropriately disclosed in the Certain Relations and Related Transactions section and has added appropriate disclosure on page 33 of the Amendment.

Comment 4.         Please add a diagram in this section that depicts your organizational structure, including the minority interests and the ownership of the facilities held by the partnerships. Also show the relationship between the company and its affiliates.

Response               As more fully described in the History section on pages 3 and 4 of the Amendment, the relationship between the Issuer, Texoga, SRC and ATI are tenuous because each company has followed a different path since the date of the spin-off transactions. There is significant commonality of ownership between the companies since the spin-off transactions distributed the stock of each company proportionally to the 100 original shareholders of Texoga. However the Issuer is not directly or indirectly controlled by or under common control with Texoga, SRC or ATI and believes it is not an “affiliate” of Texoga, SRC or ATI.

At the time of the spin-offs, only one Texoga shareholder (Mr. Holland) owned more than 20% of Texoga’s outstanding stock and the ten largest stockholders collectively owned over 60%. Since the Issuer has effectively doubled its outstanding shares as a result of the partnership exchange offers and private placements, the 10 largest original Texoga shareholders collectively own approximately 30% of the Issuer’s stock at present and additional dilution is anticipated in the future as the Issuer pursues its business and raises additional capital. A similar dilution of the original Texoga shareholders’ interests has occurred in SRC. Since there is minimal commonality between the Issuer’s new shareholders and SRC’s new shareholders, the Issuer  believes a diagram that draws attention to the increasingly distant and tenuous relationships between the companies would be of little value to investors.

While the Issuer does not believe that a diagram would be particularly informative, it has added a comparative table of principal stockholders to page 4 of the Amendment, together with a table that identifies all directors, officers, consultants and professionals who have significant responsibilities to the Issuer and also have significant responsibilities to Texoga, SRC or ATI.

Comment 5.          In the "Introduction" section, please clarify, if true, that you are in the business of providing electricity by operating power generating plants fueled by biodiesel and that you are not engaged in the business of manufacturing or selling biodiesel. Additionally, please disclose that you are development-stage company and that you have not generated any significant revenues since inception.

Response               The requested additions have been made in a new paragraph that has been added to the “Introduction” section on page 6 of the Amendment. Additional conforming changes have been made as necessary.

Comment 6.          Under "Operations" on page 5, please clarify which of your facilities are fully operational and currently producing electricity that is sold to the public.

Response               The requested additions have been made in a new paragraph that has been added to the “Operations” section on page 8 of the Amendment. Additional conforming changes have been made as necessary.

Comment 7.         Under "Biodiesel Supply and Production" on page 5, please briefly explain the effects of the tax incentives on your business plan and how you depend on the continued availability of tax incentives and other governmental subsidies. We note your risk factor on page 14.

Response               The requested revisions have been made at the end of the second paragraph of the “Biodiesel Supply and Production” section on page 9 of the Amendment. Additional conforming changes have been made as necessary.

Comment 8.          We note the chart entitled "Representative Feedstock Prices" on page 6. This chart is difficult to read. Please enlarge and darken the indicators along each axis and the legend describing each line.

Response               The Representative Feedstock Prices chart which now falls on page 9 of the Amendment has been updated through February 2008 and modified to improve the readability by shortening the historical periods for which prices are presented and reformatting the chart to improve readability.

Comment 9.         Under "Biodiesel Supply and Production" on page 7, we note that you provide all raw materials to Safe Renewables for their production of biodiesel. Please disclose the sources and availability of these raw materials and the names of your principal suppliers, if any. See Item 101(h)(4)(v) of Regulation S-K.

Response               The disclosures under "Biodiesel Supply and Production" on page 10 of the Amendment have been significantly modified to clarify that while the Issuer has a contract with SRC, it is not obligated to purchase biodiesel from SRC and presently plans to purchase as much of its fuel requirements as possible from third parties in the open market for off-spec biodiesel.

Comment 10.       Under "Electric Power in Texas" on page 7, you discuss certified electric providers, registered power marketers, and power producers. Please briefly discuss the differences among these types of entities.

Response               The discussion under the caption “Electric Power in Texas” beginning on page 10 of the Amendment has been expanded to more clearly identify the distinct functions of ERCOT, the power generating companies, registered power marketers and retail electric providers.

Comment 11.       Under "Partnership Operations" on page 9, please describe in greater detail how the net cash flow distributions to the partners are calculated and what affect this will have on the company's net income. Also disclose whether these partners are third parties or affiliates of the company.

Response               The disclosures relating to partnership operations have been moved forward to the “History” section on pages 4 and 5 of the Amendment and the requested additional information respecting the calculation of partnership distributions and the impact of those distributions on the Issuer’s income has been added on page 5 of the Amendment.

A new paragraph has been added on page 5 of the Amendment to disclose that none of the TBP-I or TBP-II investors was an affiliate of the Issuer, Texoga, SRC or ATI when they made their original investments but Alan Schaffner, an investor who converted his TBP-I and TBP-II into shares of the Issuer’s common stock has since been appointed to the Issuer’s board.

Comment 12.        Please disclose the methods of competition under "Competition" on page 10. See Item 101(h)(4)(iv) of Regulation S-K.

Response               The requested disclosures have been added to the “Competition” discussion on page 13 of the Amendment.

Comment 13.       Under "Regulatory Compliance" on page 10, please discuss the effect of existing or probable government regulation on your business. See Item 101(h)(4)(ix) of Regulation S-K. We note that on page 11 you state that you expect to "develop, implement and maintain systems to ensure compliance with a variety of governmental and quasi-governmental rules, regulations and policies."

Response               Due to the nature of ERCOT system, the Issuer does not face many of the regulatory restrictions that are relevant to power producers in other regions of the U.S. However, the Issuer has revised and expanded the “Regulatory Compliance” discussion on pages 13 and 14 of the Amendment to more fully discuss the impact of existing and probable environmental protection regulation.

Comment 14.       Please disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K. We note your statement on page 14 that "environmental laws and regulations that affect our operations, and that are expected to affect our planned operations, are extensive and have become progressively more stringent."

Response               An expanded discussion of the costs and effects of compliance with environmental laws and regulations has been included in the revised “Regulatory Compliance” discussion on pages 13 and 14 of the Amendment.

Risk Factors, page 11

Comment 15.        Please add risk factors regarding the following:

•	The material weaknesses in internal controls that you describe on page 19.
•	Your dependence on affiliates, such as Safe Renewables.
•	Potential conflicts of interests with your affiliates, such as the repayment of the advances.
•	The interim positions held by your key executive officers and the amount of time they devote to the company.

Response               New risk factors have been added on pages 16 and 16 of the Amendment to discuss the material weaknesses in internal controls, the existence of related party transactions and the Issuer’s reliance on part-time interim employees who will face potential conflicts of interest in allocating their time. Since the Issuer does not intend to rely on SRC in the future and will only purchase biodiesel from SRC if it cannot obtain adequate quantities of off-spec biodiesel from third parties, it believes that a separate risk factor describing a dependence on SRC that does not exist would be inappropriate.

We will need to devote substantial time..., page 16

Comment 16.        Please clarify how you plan to develop and maintain an active trading market and why this will require substantial time, effort, and expense.

Response               The risk factor highlights the seldom-spoken but undeniable truth that securities of micro-cap companies are sold not bought, and that every person who purchases stock in a micro-cap company does so because he has directly or indirectly become aware of the company through the issuer’s market development efforts. The Issuer understands that mass marketing, media campaigns and other problematic practices in the securities markets are generally ineffective for companies that want to develop an active, stable and sustained market. It also understands that such a market can only be developed through the direct efforts of operating management by road show participation, public speaking, meetings with brokers and analysts and other time intensive high cost initiatives. Nevertheless, the Issuer believes it would be disingenuous to fail to mention public relations costs as a significant go-forward expense.

Plan of Operation, page 16

Comment 17.        We note that you presently own a majority of the outstanding TBP-II units. Please quantify this interest.

Response               The requested percentage ownership disclosure was included in the Issuer’s earlier discussion of TBP-II that has been moved to the History section on page 5 of the Amendment. Conforming disclosures have been added elsewhere as appropriate.

Comment 18.       Your Plan of Operation should provide shareholders a meaningful way to formulate expectations and to assess future performance. Revise your plan of operation to include an expected time frame for completing each goal/milestone you identify, and update these disclosures in future filings.

Response               To the extent that future time frames are known or can be estimated with a reasonable degree of certainty, the requested milestone and cost estimates have been added to the Plan of Operations on pages 22 and 23 of the Amendment.

Liquidity and Capital Resources, page 17

Comment 19.        Please describe the gains that the company realized from the commodity hedges and the effect on the company's liquidity.

Response               The Issuer has added a new paragraph to “Liquidity and Capital Resources” section on page 23 of the Amendment that summarizes its operating losses for the last three years and the impact of its hedging gains on net income for the nine months ended September 30, 2007. The Issuer has also added a sentence to the second paragraph to clearly states that in the absence of hedging activity gains, its working capital would have been a small deficit.

Controls and Procedures, page 19

Comment 20.        Please clarify the status of the material weaknesses and their components disclosed here. Please also more fully describe your remediation process. Please disclose whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, please disclose more fully when and how the company expects to do so. Please explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identified.

Response               The Controls and Procedures disclosure on pages 24 and 25 of the Amendment has been expanded to more clearly describe the material weaknesses and the remediation process.

Description of Property, page 19

Comment 21.        Under "Biodiesel Processing Equipment' on page 20, please briefly explain the toll processing services that Safe Renewables provides for you.

Response               As noted in our response to Comment 9, the Issuer has bought the bulk of its required fuel from SRC in the past but does not plan to do so in the future. Since the Issuer is no longer relying principally on SRC for its fuel supplies, the Issuer’s biodiesel processing equipment is being used principally for re-processing (if required) of off-spec biodiesel the Issuer purchases from third parties.

Code of Business Conduct and Ethics, page 24

Comment 22.        We note your statement that your code of business conduct and ethics can be found under the "Investor Information" section of your website. Your website does not appear to contain an investor information section or the code of business conduct and ethics. Please either update your website to provide this information in the manner discussed in your filing or revise your filing.

Response               The Code of Business Conduct and Ethics is now posted on the Issuer’s website at http://www.biofuelspower.com/pdf/code_ethics.pdf

Security Ownership of Certain Beneficial Owners and Management, page 20

Comment 23.        Please describe the relationship between Mahesh Kanojia and the company.

Response               Footnotes describing the relationships between Mr. Holland and Dr. Kanojia and the Issuer have been added to the principal stockholders table on page 26 of the Amendment.

Executive Compensation, page 24

Comment 24.        Please update your executive compensation disclosure for the year ended December 31,2007. See Item 402 of Regulation S-K.

Response               The executive compensation disclosure on page 29 of the Amendment has been updated through December 31, 2007.

Comment 25.        Please disclose the material terms of each executive officer's consulting agreement, whether written or unwritten.

Response               The disclosure has been modified to include an “Employment Agreements sub-heading on page 30 of the Amendment which discloses the Issuer’s executive officers are not full-time employees of and not have written employment agreements with the Issuer. The associated disclosure summarizes the material terms of each executive officer's employment.

Comment 26.       For the 2007 awards of stock, please disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123 R. Please also disclose the market value of the shares that have not vested. See Items 402(n)(2)(v) and 402(p) of Regulation S-K.

Response               The 2007 stock award table on page 30 of the amendment has been expanded to identify the principal recipients of the stock grants and summarize the number and value of presently vested grant shares and the number and value of grant shares that will vest over the next six months.

Comment 27.      We note your 2008 director compensation packages. If applicable, please disclose the information specified Item 402(r) of Regulation S-K concerning the compensation of the directors for the year ended December 31,2007.

Response              Clarifying disclosure has been added to page 32 of the Amendment to confirm that while the Issuer’s independent directors received certain stock grants in November 2007, they were not otherwise compensated for services rendered as a director during the year ended December 31, 2007.

Certain Relationships and Related Transactions, page 27

Comment 28.       We note the related party transactions described in the footnotes to the financial statements. Please disclose the information required by Item 404(a) of Regulation S-K in this section. Also file any related material agreements, such as the supply agreement with Safe Renewables, as exhibits.

Response               The Related Party Transaction disclosures on page 33 of the Amendment have been expanded to more fully describe the fuel purchases from SRC, the advances to SRC for plant modifications and the advances on behalf of Texoga and SRC under the rent sharing arrangement.

Comment 29.       Please state the names of the promoters, the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. If applicable, also describe any assets acquired or to be acquired by the company from a promoter. See Item 404(c) of Regulation S-K.

Response               The Issuer has no “promoters” as that term is defined in Rule 12b-2. Dr. Kanojia and Mr. McGuire were the original founders of Texoga, however they received their interests in that company in 1996 and those interests have not been increased or augmented. The only individual owner of more than 10% of the Issuer’s stock is Mr. Holland, and while he was one of the original 100 Texoga stockholders, he purchased his Texoga interest as a cash investor.

Comment 30.       We note on the company's website link that Ml Energy Risk Management creates and manages customized hedging programs. If Ml Energy has worked on the company's hedge accounts, please quantify the related fees it received.

Response               The requested disclosure of fees paid to M1 Energy Risk Management has been added to the Related Party Transactions disclosure on page 34 of the Amendment. The Issuer notes, however, that Mr. Wilson does not own any direct or indirect interest in M1 Energy Risk Management and the Issuer’s payment of hedge management fees to that company is not technically a related party transaction.

Recent Sales of Unregistered Securities, page 29 Partnership Exchange Offers, page 30

Comment 31.        Please disclose the information required by Item 701 of Regulation S-K for the private placement of the partnership units to the investors.

Response               The requested disclosure relating to the offer of partnership units by TBP-I and TBP-II has been added on page 35 of the Amendment.

Comment 32.        Please clarify whether Section 4(2) is the only exemption from registration that you are relying on for the exchange offer and expand your analysis of why Section 4(2) is an appropriate exemption.

Response               While the Issuer relied principally on the Section 4(2) exemption in connection with the exchange offer, it would not be prudent to foreclose potential reliance on any other available exemption.

Section 4(2) provides an exemption for offerings by an issuer not involving any public offering. Regulation D promulgated thereunder provides a non-exclusive safe harbor exemption for transactions that satisfy all of the requirements of the Regulation. The syndication of TPB-I and TBP-II were true private placements that were affected without any advertising or general solicitation. Units were only offered to persons that had a pre-existing relationship with the brokerage firms retained to act as the Issuer’s selling agent. Before any offer was made, the Issuer and its selling agents had a reasonable good faith belief that the persons receiving the offer were in fact accredited investors. In connection with each purchase of partnership units the investor provided detailed responses to a written questionnaire that gave the general partner reasonable cause to believe that the investor was in fact an “accredited investor,” as defined in Rule 501 of Regulation D. All certificates evidencing ownership of partnership are imprinted with a restrictive legend and the partnership agreement prohibits any transfer of units without the general partner’s consent. Accordingly, the offer and sale of TBP-I and TBP-II units was exempt under Section 4(2) of the Securities Act.

Sale of Common Stock for Cash. page 30

Comment 33.       Please disclose the names of the placement agent. Also expand your analysis of why Section 4(2) is an appropriate exemption. For example, if you believe that Section 4(2), or Rule 506 (a safe harbor under Rule 4(2)), is an appropriate exemption, tell us what type of information was provided to them in connection with the offering.

Response               The requested disclosure of the placement agents’ identities has been added on page 36 of the Amendment. Like the partnership offerings, all stock sales by the Issuer were limited to persons that the company reasonably believed were accredited investors when the offers were made and who provided sufficient facts to enable the Issuer to reach a reasonable good faith conclusion that the investors were accredited in connection with each purchase.

Report of Independent Registered Public Accounting firm. page F-3

Comment 34.        Please file an amended report which includes the signature of your independent registered public accounting firm as required by Rule 2-02(a) of Reg. S-X.

Response               The requested signature of the company’s independent registered public accounting firm as required by Rule 2-02(a) of Reg. S-X has been added to their report on page 40 of the Amendment.

Note 1. Summary of Significant Accounting Policies - Revenue Recognition, page F-9

Comment 35.       We note your disclosure here and on page F-25 that you recognize revenue when the electricity produced is provided to the electric grid and that initial settlement takes place eight days after the date of sale with subsequent adjustments up to 180 days after the sale, if needed. Please tell us what these adjustments typically represent. In this regard, explain to us if these adjustments impact the revenue you recognize and, if so, to what extent.

Response               The disclosures on pages 46 and 59 of the Amendment have been amended to clarify that the Issuer has not experienced any material settlement adjustments to date and it does not anticipate material settlement adjustments in the future.

Note 1. Summary of Significant Accounting Policies - Accounts Receivable, page F-9

Comment 36.       We note from your statement of cash flows that you experienced significant bad debt expense in 2006 and 2007. Please amend your filing to enhance your disclosures to clearly explain what existing circumstances have generated this expense, in this regard, we note that you had no accounts receivable at December 31,2006 and minimal receivables at September 30,2007 and no revenues until 2007.

Response               The last paragraph of Note 7 to the Issuer’s December 31, 2006 financial statements reports that the entire bad debt expense for the year then ended arose from the impairment of the Issuer’s advances to SRC for leasehold improvements and operating costs. Similarly, Note 5 to the Issuer’s September 30, 2007 financial statements reports that the entire bad debt expense for the year then ended arose from the impairment of the Issuer’s advances to SRC and Texoga. Since parallel disclosure has been added to the Related Party Transactions section of the Amendment in response to Comment No. 28, the Issuer believes additional footnote disclosure is unnecessary.

Note 2. Hedge Accounts, page F-12

Comment 37.        We note that you engage in commodity hedging and have recorded significant gains from this activity. For all periods presented, please provide a roll forward of your hedging activity and reconcile the activity to the amounts you have included in your financial statements and related footnotes. Additionally, please tell us and disclose how you determine the fair value of your hedges.

Response               The commodity hedging footnotes on pages 50 and 60 of the Amendment have been expanded to disclose that hedge values are based on market values reported by the Issuer’s brokerage firm, and to provide a roll forward of the hedging activity that reconciles the hedge accounts to the amounts reported on the face of the financial statements.

Consolidated Statement of Operations, page F-20

Comment 38.        Your disclosure on page F-25 indicates that you receive a federal credit, based on a per gallon amount, for using renewable fuels to power your electric power generating equipment. As these credits appear to be related to your use of biodiesel to power your equipment, please tell us how you determined that they should be classified as revenues rather than a reduction of your cost of sales and cite specific accounting literature to support your position.

Response                The Issuer has concluded that the renewable energy credits are more properly accounted for as a reduction in fuel costs than as a revenue item and has changed the presentation in its financial statements for the nine months ended September 30, 2007. It has also modified its footnote disclosure of revenue recognition policies to segregate power revenue from the biodiesel tax credits.

As requested by the Staff in its letter of February 7, 2008, the Company hereby acknowledges that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that Amendment No. 1 and the responses set forth herein will resolve the open issues. Please do not hesitate to contact me at +(4126) 684-0500 if we can be of any further assistance in reviewing the above responses.

Fefer Petersen & Cie

/s/ John L. Petersen

John L. Petersen, partner